Direct Line: (212) 859-8633
Joshua.Coleman@friedfrank.com
April 24, 2026
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:    Enviri II Corporation
Form 10-12B
Filed March 20, 2026
File No. 001-43207
Ladies and Gentlemen:
This letter sets forth the response of Enviri II Corporation (the “Company”) to the comment letter, dated April 17, 2026, of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Form 10-12B filed on March 20, 2026. In connection with such response, the Company is publicly filing, electronically via EDGAR, Amendment No. 1 to its Registration Statement on Form 10-12B (the “Registration Statement”). In order to facilitate your review, we have reproduced each of the Staff’s comments in its entirety in bold type, with the response to the comment set out below the comment.
References to page numbers in the Company’s responses refer to the pagination of the Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Registration Statement.
Questions and Answers About the Holding Company Merger, Reorganization and Distribution,

1.Please include a question and answer to address who will manage the company following the distribution.
Response:
In response to the Staff’s comment, the Company has revised the Questions and Answers section on page 5 of the Registration Statement to include a question and answer to address who will manage the Company following the distribution.

Capitalization, page 75
2.Please revise to include the noncontrolling interest in total stockholders’ equity as of December 31, 2025.
Response:
In response to the Staff’s comment, the Company has revised the capitalization table on page 76 of the Registration Statement to include the noncontrolling interest in total stockholders’ equity for historical Enviri and Pro Forma New Enviri as of December 31, 2025.
Unaudited Pro Forma Condensed Combined Financial Statements, page 76
3.Expand the last bullet point on page 76 to indicate that the $23.0 million relates to employee compensation and the $74.4 million relates to Transaction Costs.
Response:
In response to the Staff’s comment, the Company has revised the last bullet point on page 77 of the Registration Statement to indicate that the $23.0 million relates to employee compensation and the $74.4 million relates to Transaction costs.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 2. Transaction Accounting Adjustments, page 81
4.Refer to Note 2.a. Reconcile Estimated non-recurring Transaction costs of $89,363,000 to the total of $95.2 million of the $20.8 million Transaction costs paid in 2025 plus the $74.4 million of non-recurring Transaction costs detailed in Note 2.e.
Response:
In response to the Staff’s comment, the Company has revised the table on page 82 of the Registration Statement to clarify that the $89.9 million represents the estimated Transaction costs that will be paid at Closing, representing a portion of the total $95.2 million of estimated Transaction costs. Please see below for a reconciliation:

Transaction Costs Reconciliation
Incurred Transaction Costs
Transaction costs incurred as of December 31, 2025	$20.8
Transaction costs paid as of December 31, 2025	5.3
Transaction costs remaining to be paid at Closing	15.5

Additional estimated Transaction costs expected to be incurred	74.4
Transaction costs remaining to be paid at Closing	15.5
Total estimated Transaction costs to be paid at Closing	89.9
Transaction costs paid as of December 31, 2025	5.3
Total estimated Transaction costs	$95.2

5.Refer to Note 2.b. In regards to footnote (2), consider including an additional column to reflect the removal of the Clean Earth debt to more properly reflect the Expected Post-Closing Amount of $26.3 million for Other financing payable.
Response:
In response to the Staff’s comment, the Company has added a column titled “Separation of Clean Earth Adjustments” to the table in Note 2.b. on page 83 of the Registration Statement to reflect the removal of the Clean Earth debt to more properly reflect the Expected Post-Closing Amount of $26.8 million for Other financing payable.
6.Refer to Note 2.c. Please explain the difference between the $9.7 million of deferred financing costs written-off versus the $8,475,000 of deferred financing costs removed in Note 2.b.
Response:
The Company notes that the $9.7 million of deferred financing costs included in the pro forma adjustment to remove historical interest expense related to the outstanding indebtedness expected to be repaid in Note 2.c. represents unamortized deferred financing costs as of December 31, 2024, as the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 gives effect to the Transactions, including the Spin-Off, as if the same had occurred on January 1, 2025. On the other hand, the $8,475,000 of deferred financing costs removed in Note 2.b. represents the unamortized deferred financing costs as of December 31, 2025, as the unaudited pro forma condensed combined balance sheet as of December 31, 2025 gives effect to the Transactions, including the Spin-Off, as if the same had occurred on December 31, 2025. The Company has revised Note 2.c. on page 83 of the Registration Statement to reflect that the $9.7 million of unamortized deferred financing costs are as of January 1, 2025.
7.Refer to Note 2.g. Pro forma adjustments should be presented generally gross on the face of the pro forma information. Alternatively, please provide a detailed explanation in Note 2.g for the components (a), (c), (e), (h), and (i) included in your $675,682 adjustment.
Response:
In response to the Staff’s comment, the Company has added a table to Note 2.g. on page 84 of the Registration Statement to present each of the components of the $675,682 pro forma adjustment to Additional paid-in capital.

Note 3. Earnings Per Share, page 83
8.Please revise the document to include a comprehensive reconciliation that enables investors to clearly understand how the weighted-average number of shares used in calculating both basic and diluted pro-forma earnings per share is determined. Specifically, provide a quantitative explanation of all adjustments made to the GAAP share counts, including:
•Shares to be issued as part of the Holding Company Merger;
•Shares to be issued in connection with the Distribution; and

•Shares to be issued related to accelerated vesting and settlement of Enviri LTI Awards, as well as non-employee phantom shares.
Response:
In response to the Staff’s comment, the Company has added a table in Note 3.j. on page 84 of the Registration Statement to provide a reconciliation that enables investors to understand how the weighted-average number of shares used in calculating both basic and diluted pro-forma earnings per share was determined. The Company respectfully advises the Staff that no shares will be issued as part of the Holding Company Merger. Shares of Enviri common stock will be exchanged for shares of CE Holdings common stock on a one-for-one basis as part of the Holding Company Merger.
Note 4. Discontinued Operation, page 83
9.On page 80, the Clean Earth Adjustments column lists operating income (loss) from continuing operations as $99,362. Conversely, on page F-65, the Clean Earth segment’s profit (loss) is recorded as $91,662 for the year ended December 31, 2025. Additionally, total assets for Clean Earth of $1,220,445 on page 78 differ from total assets of $1,036,916 on page F-65. Please include disclosure clarifying why all amounts historically allocated to Clean Earth's segment profit (loss) and total assets differ from the pro forma adjustments. Similar explanations should be provided for any differences between segment profit (loss) for the years ended December 31, 2024 and 2023. Reference is made to Rule 11-02(a)(8) of Regulation S-X.
Response:
The Company respectfully advises the Staff that amounts for the Clean Earth segment in the audited consolidated financial statements of Enviri Corporation differ from amounts in the unaudited pro forma condensed combined financial statements, as the unaudited pro forma condensed combined financial statements are presented in accordance with ASC 205-20. In particular, the Company notes:
•Profit (Loss)—Per the guidance of ASC 205-20-45-9, corporate overhead should not be allocated to discontinued operations. As such, for each of the years ended December 31, 2025, 2024 and 2023, an entry was recorded to remove corporate expenses that were historically allocated to the Clean Earth segment from the Separation of Clean Earth Adjustments column in the unaudited pro forma condensed combined statements of operations. This amount was $7.7 million for the year ended December 31, 2025. In response to the Staff’s comment, the Company has added disclosure to page 85 of the Registration Statement to explain this difference.

•Assets—Per ASC 205-20, total assets for the Clean Earth segment in the unaudited pro forma condensed combined balance sheet reflect the termination of the AR Facility with respect to the Clean Earth segment. As part of the Transactions, the AR Facility will be terminated and all trade accounts receivables, including the Clean Earth segment’s trade accounts receivables, will be restored. As a result, there was $183.5 million of trade accounts receivables restored in the Separation of Clean Earth Adjustments column in the unaudited pro forma condensed combined balance sheet. In response to the Staff’s comment, the Company has added disclosure to page 82 of the Registration Statement to explain the difference.

10.Provide a detailed explanation of the allocation methodologies employed in determining the Clean Earth Adjustments reported below operating income (loss) from continuing operations. Please reference SAB Topic 1.B.2 and Rule 11-02(b)(5) of Regulation S-X for guidance.
Response:
The Company advises the Staff that no allocations were made to the Separation of Clean Earth Adjustments below operating income (loss) from continuing operations in the unaudited condensed combined statements of operations for the years ended December 31, 2025, 2024 or 2023. The adjustments to the Interest income and Interest expense line items and the associated assets and liabilities legally belong to Clean Earth and historically resided in the Clean Earth segment’s trial balance. For example, the interest expense amount relates to Clean Earth’s finance leases. The amounts in the Facility fees and debt-related income (expense), Defined benefit pension income (expense), Equity income (loss) of unconsolidated entities, net and Net loss (income) attributable to noncontrolling interest line items do not relate to assets and liabilities that legally belong to Clean Earth and therefore no adjustments were made for them. The Income tax benefit (expense) from continuing operations amounts in the Separation of Clean Earth Adjustments columns were calculated in accordance with Article 11 of Regulation S-X.
New Enviri Combined Financial Statements
Notes to Combined Financial Statements
Note 15. Financial Instruments, page F-121
11.In relation to the spin-off of New Enviri by Enviri Corporation, please indicate whether you have reviewed outstanding derivative instruments and hedging relationships to evaluate potential impacts arising from the following:
Response:
The Company confirms that it has reviewed its outstanding derivative instruments and hedging relationships to evaluate potential impacts arising from the below-listed items in relation to the Spin-Off. As disclosed in the Registration Statement, Enviri Corporation uses derivative instruments, including foreign currency exchange forward contracts and interest rate swaps, to manage certain foreign currency and interest rate exposures. The foreign currency exposures exclusively relate to the Harsco Environmental and Rail segments. The Clean Earth segment is a domestic business with no foreign currency exposure and is not a party to any foreign currency exchange forward contracts. The interest  rate swaps are used to manage the interest rate exposures from Enviri Corporation’s debt and although the total amount of debt will be significantly reduced as a result of the Transactions, the Company intends to continue the interest rate swaps to hedge the variable interest rate exposure under the remaining Term Loan.
•Transfers, terminations, or modifications of significant derivative contracts;
In light of the foregoing, the Company advises the Staff that it does not anticipate any transfers, terminations or modifications of significant derivative instruments as a consequence of the Spin-Off.
•Discontinuation of certain hedging relationships and any resulting reclassification of amounts from AOCI into earnings;

In light of the foregoing, the Company advises the Staff that it expects Enviri Corporation’s existing hedging relationships will continue with New Enviri. In particular, the $300 million of interest rate swaps will continue to hedge the variable interest rate exposure under the Term Loan. In addition, the current foreign currency exchange forward contracts will continue to hedge the foreign currency exposures of New Enviri, which are the same as Enviri Corporation, as described above. Accordingly, the Company does not expect any amounts in AOCI to be reclassified into earnings as a consequence of the Spin-Off.
•Assessment of the impact of the spin-off on counterparty collateral requirements or changes in counterparty risk under your derivative contracts due to alterations in your credit profile as a stand-alone entity; and
In light of the foregoing, the Company advises the Staff that it does not anticipate that counterparties under Enviri Corporation’s existing derivative instruments will require the posting of additional collateral as a consequence of the Spin-Off. Further, the Company does not anticipate a change in counterparty risk under Enviri Corporation’s existing derivative instruments as a consequence of the Spin-Off, as all of Enviri Corporation’s existing derivative instruments are expected to continue with New Enviri. The Company acknowledges that the Spin-Off may change the perceived credit profile of New Enviri. However, the Company believes that New Enviri’s improved leverage will offset its smaller size.
•Whether New Enviri anticipates any material effect on its risk management strategy, liquidity, or operating results as a consequence of the spin-off.
In light of the foregoing, the Company does not anticipate any material effect on its risk management strategy, liquidity or operating results in relation to its derivative instruments or hedging relationships as a consequence of the Spin-Off.
We recommend evaluating the necessity of additional disclosures within your MD&A discussion and footnotes, as applicable.
In response to the Staff’s comment, the Company has considered the necessity of additional disclosures within the Company’s MD&A discussion and footnotes and has added additional disclosure to pages 138 and 139 of the Registration Statement.
Note 16. Information by Segment and Geographic Area, page F-126
12.Some of the components of operating income (loss) from continuing operations on pages F-65 to F-67 do not agree to the same components of operating income (loss) on pages F-128 to F-130. Please include disclosure clarifying why amounts historically allocated to these two segments differ from the amounts presented in the New Enviri financial statements.
Response:
The Company advises the Staff that certain components of segment operating income (loss) from continuing operations differ between the audited financial statements of Enviri and New Enviri as a result of the following:

•The audited combined financial statements of New Enviri include the full allocation of corporate costs incurred by Enviri for services provided to or on behalf of the New Enviri Business to ensure there is a reasonable reflection of the utilization of services and benefits provided to the New Enviri Business whereas there is an unallocated portion of the corporate costs that remains in the Corporate function of the consolidated financial statements of Enviri. This is reflected in Note 16 in the Enviri consolidated financial statements where the Selling, general and administrative expenses of the Corporate function are reflected as $59.9 million, $40.7 million and $44.5 million for the years ended December 31, 2025, 2024 and 2023, respectively.
•Enviri previously classified the Rail segment as held for sale during the periods of November 2021 through February 2024 and subsequently reclassified it to held for use in March 2024 as the sale process for the Rail segment was paused. As a result, Note 16 in the Enviri consolidated financial statements includes the presentation of the Remeasurement of long-lived assets to reflect the depreciation and amortization that would have been recognized had the assets of the Rail segment been continuously classified as held for use. For purposes of the audited combined financial statements of New Enviri, the Rail segment is considered held for use for all periods presented.
•In 2023, there was an immaterial classification difference between Cost of services and products sold and Other Expense of approximately $2.5 million in the audited consolidated financial statements of Enviri.
In response to the Staff’s comment, the Company has revised page F-131 of the Registration Statement to include disclosure clarifying the differences described above.

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Should you have any questions or comments, please feel free to call me at (212) 859-8633.
Sincerely,
/s/ Joshua T. Coleman
Joshua T. Coleman
cc:     Russell C. Hochman (Enviri II Corporation)
Samuel Fenice (Enviri II Corporation)